Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC.
APPOINTS CHAIRMAN OF THE BOARD AND
ANNOUNCES ELECTION OF DIRECTOR

TORONTO, April 30, 2004 – Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) is pleased to announce the appointment of Peter C. Godsoe as Chairman of the Board of Directors, effective immediately. FHR is also pleased to announce the election of Karen M. Rose to FHR’s Board of Directors.

Mr. Godsoe was Chairman and Chief Executive Officer of The Bank of Nova Scotia until his retirement in December 2003. He was a member of the Board of Directors of The Bank of Nova Scotia from 1992 until March 2004. Mr. Godsoe is a director of Barrick Gold Corporation, Empire Company Limited, Ingersoll-Rand Company Limited, Lonmin PLC, Rogers Communications Inc., Templeton Emerging Markets Investment Trust PLC and Mount Sinai Hospital. In 2002, Mr. Godsoe received the Order of Canada and was recognized as one of Canada’s most respected business leaders with his induction into the Canadian Business Hall of Fame.

Ms. Rose was appointed Group Vice President and Chief Financial Officer of The Clorox Company in 1997 and held this position until her retirement in October 2003. Joining The Clorox Company in 1978 where she has held a number of financial positions of increasing responsibility, Ms. Rose brings a wealth of international brand experience to FHR’s Board of Directors.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com